SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)[1]

SeaChange International, Inc. (“SEAC”)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

811699404[2]
(CUSIP Number)
Karen Singer, 212 Vaccaro Dr., Cresskill, NJ 07626, Tel: 201-592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[2] This reflects the new CUSIP number assigned to the Issuer’s Securities as of May 23, 2023 following the Issuer’s 1 for 20 reverse stock split, effective as of May 19, 2023. The prior CUSIP was 811699107.

CUSIP No.	811699404	13D/A11	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
608,795[3]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
608,795[4]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
608,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%
14	TYPE OF REPORTING PERSON*
IN

[3] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[4] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC

CUSIP No.	811699404	13D/A11	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
608,795[5]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
608,795[6]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
608,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%
14	TYPE OF REPORTING PERSON*
OO

[5] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[6] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC

SCHEDUL E 13D/A11

This constitutes Amendment No. 11 (the “Amendment No. 11”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Ms. Singer”), dated and filed January 22, 2019 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of SeaChange International, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to correct certain information contained in Amendment 10 to the Statement, filed August 10, 2023.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 2,584,293 shares of Common Stock reported as outstanding on June 9, 2023 in the Issuer’s Form 10-Q filed on June 12, 2023.

A.       TAR HOLDINGS, LLC

(a)       As of the date hereof, TAR HOLDINGS, LLC (“TAR”) beneficially owns 608,795[7] shares of Common Stock, which shares are held directly by TAR.

Percentage: Approximately 23.6%

(b) 1. Sole power to vote or direct vote: 608,795[8]

[7] This amount reflects the effect of a 1 for 20 reverse stock split by Issuer, effective as of May 19, 2023

[8] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC.

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 608,795[9]

4. Shared power to dispose or direct the disposition: 0

(c)       The following table details the transactions effected by TAR since the filing of Amendment No. 9 filed January 9, 2023 (“Amendment No. 9”):

Date of Transaction	Number of Shares of Common Stock Acquired	Price Per Share
08/08/2023	75,000	$ 4.9021
08/08/2023	50,000	$ 4.7321
08/08/2023	25,000	$ 4.6961
08/09/2023	25	$ 4.62
08/09/2023	9,150	$ 4.5443
08/10/2023	2,805	$ 4.6495
08/10/2023	5,850	$ 4.5990

As of the date hereof, the Reporting Person beneficially owns an aggregate of 608,795[10] shares of Common Stock, constituting approximately 23.6% of the Shares outstanding.

B.       KAREN SINGER

(a)       As of the date hereof, Ms. Singer, as the managing member of TAR, beneficially owns 608,795[11] shares of Common Stock held by TAR.

Percentage: Approximately 23.6%

(b) 1. Sole power to vote or direct vote: 608,795[12]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 608,795 [13]

4. Shared power to dispose or direct the disposition: 0

(c)	The following table details the transactions effected by Ms. Singer, as the managing member of TAR, since the filing of Amendment No. 9:

[9] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC.

[10] This amount reflects the effect of a 1 for 20 reverse stock split by Issuer, effective as of May 19, 2023

[11] See FN 9

[12] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[13] See FN8

Date of Transaction	Number of Shares of Common Stock Acquired	Price Per Share
08/08/2023	75,000	$ 4.9021
08/08/2023	50,000	$ 4.7321
08/08/2023	25,000	$ 4.6961
08/09/2023	25	$ 4.62
08/09/2023	9,150	$ 4.5443
08/10/2023	2,805	$4.6495
08/10/2023	5,850	$4.5990

As of the date hereof, the Reporting Person beneficially owns an aggregate of 608,795[14] shares of Common Stock, constituting approximately 23.6% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

[14] This amount reflects the effects of a 1 for 20 reverse stock split by Issuer, effective as of May 19, 2023.

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member